Exhibit 99.1

Galmed Announces Top-line Results in Oncology MoA Studies: A 3-drug combination of Aramchol, Stivarga® and Metformin Significantly Enhanced GI Tumor Cells, Killing In-vivo and In-vitro

●	The top-line results from the study showed that the 3-drugs’ synergistic effect has the potential as a new fixed-dose combination treatment, enhancing the effect of Bayer’s top selling cancer drug, Stivarga® (regorafenib); such combination could potentially become a life-cycle IP strategy when Stivarga’s® main European and U.S. patents expires in August 2028 and July 2032, respectively.

●	New patent applications (US 63/786,370 and US 63/915,832) have been submitted to USPTO.

●	Metformin is typically the first-choice treatment for managing type 2 diabetes and is widely available in generic forms.

●	The combination of Aramchol and Stivarga® is expected to enter phase 1b clinical trials early 2026 in metastatic colorectal cancer (CRC), hepatocellular (HCC) and cholangiocarcinoma patients with a planned expansion cohort including metformin.

Ramat-Gan, Israel, November 17, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver, cardiometabolic diseases and GI oncological therapeutics, announced today results from its joint research with Virginia Commonwealth University (VCU) evaluating Aramchol’s effect on overcoming drug resistance in gastrointestinal (GI) cancers. The collaboration is based on breakthrough findings published in Nature Communications (https://doi.org/10.1038/s41467-023-41852-z) linking Aramchol to overcome cancer drug resistance.

Previously in May 2025, Galmed announced that Aramchol significantly enhances Bayer’s regorafenib effect in GI cancer models to kill GI tumor cells. In that study, Aramchol enhanced both flux and autolysosome formation caused by Regorafenib, activating ATM and AMPK and inactivating mTORC1 and mTORC2 pathways. In addition, Regorafenib and Aramchol interacted to suppress tumor growth in hepatoma models without normal tissue toxicities. Today’s announced top line results include new data regarding the synergetic effects of Aramchol and Stivarga® with Metformin. In this latest study, Aramchol demonstrated the mechanism of action of Aramchol’s anti-tumor abilities, alone or when combined with the mutli-kinase inhibitor regorafenib and the type 2 diabetes drug, Metformin, suggesting a synergistic effect and potential for fixed dose combination for treatment.

Allen Baharaff, President and CEO of Galmed Pharmaceuticals commented: “Stivarga® (regorafenib) is indicated as standard-of-care third line treatment in metastatic colorectal cancer (CRC), as well as advanced, unresectable or metastatic gastrointestinal stromal tumor (GIST), and hepatocellular carcinoma. Monoclonal antibodies (MABs), such as atezolizumab & bevacizumab, are the first-line therapy for these patients. However, it is estimated that since around 75% of patients develop resistance or intolerance to MABs and because of their high cost, the cost effectiveness is limited. Stivarga® is Bayer’s top selling cancer drug, which generated €458 million (~$500 million) in the first nine months of 2022, up 28% from 2021. The main patent protection for regorafenib is expected to expire in August 2028 in Europe and July 2032 in the U.S., potentially resulting in generic versions of regorafenib becoming available, which could significantly affect Bayer’s market share. Based on the top-line results, a fixed dose combination with Aramchol has shown that such combination could potentially become a life-cycle IP strategy for regorafenib to help delay the generic competition.” Mr. Baharaff continued “We are looking forward to initiating our Phase 1b study at VCU Massey Comprehensive Cancer Center, which is expected to commence in early 2026. This Phase 1b study will also serve as a proof-of-concept on Aramchol’s efficacy in an oncology clinical setting. Positive findings could lay the groundwork for subsequent accelerated clinical development of Aramchol in key three GI cancers, which if successful, could potentially expand Galmed’s pipeline and create value for investors and stakeholders.”

About Galmed Pharmaceuticals Ltd.:

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the potential synergistic effect of Aramchol, Stivarga® and Metformin as a new fixed-dose combination treatment, how such 3-drug combination could potentially become a life-cycle IP strategy, the expected timing of clinical trials, future clinical development and creating value for investors and stakeholders. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel, risks relating to our digital asset management strategy, including the highly volatile nature of the price of cryptocurrencies and other digital assets, the risk that our share price may be highly correlated to the price of the cryptocurrencies and other digital assets that we may hold, risks related to increased competition in the industries in which we do and will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies and other digital assets generally, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes and those risks and uncertainties identified in Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 25, 2025. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.